SPECIAL MEETING OF
SHAREHOLDERS


	A Special Meeting of the
Shareholders of Inflation Indexed was
held on July 7, 2003, to approve an
advisory agreement between LMFA and
WAML, pursuant to which WAML
would act as investment sub-adviser
with respect to the non-U.S. dollar
denominated assets of the Portfolio. At the meeting, there were 32,201 votes cast for the approval of the advisory agreement and no votes cast against, with 866 votes abstaining.